 Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
(Name of Issuer)
Clarus Corporation
(Title of Class of Securities)
Common Stock, Par Value $.0001 Per Share

(CUSIP Number)

18270P109

(Date of Event Which Requires Filing of this Statement)
July 19, 2022
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ x ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18270P109
(1) Names of reporting persons Caption Management, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,300,100 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,300,100 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,300,100 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 3.48% (see Item 4)
(12) Type of reporting person (see instructions) CO, IA

CUSIP No. 18270P109
(1) Names of reporting persons Caption Partners II, LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 515,600 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 515,600 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 515,600 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 1.38% (see Item 4)
(12) Type of reporting person (see instructions) PN

CUSIP No. 18270P109
(1) Names of reporting persons Caption GP, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 515,600 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 515,600 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 515,600 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 1.38% (see Item 4)
(12) Type of reporting person (see instructions) CO

CUSIP No. 18270P109
(1) Names of reporting persons William Cooper
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,300,100 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,300,100 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,300,100 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 3.48% (see Item 4)
(12) Type of reporting person (see instructions) HC, IN

CUSIP No. 18270P109
(1) Names of reporting persons Jason Strasser
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,300,100 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,300,100 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,300,100 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 3.48% (see Item 4)
(12) Type of reporting person (see instructions) HC,IN

Explanatory Note
The Reporting Persons (i) beneficially owned 3,740,931 Shares (as defined below), representing 10.01%
of the outstanding Shares, as of July 19, 2022; (ii) beneficially owned 6,389,631 Shares, representing 17.1%
of the outstanding Shares, as of July 27, 2022; (iii) beneficially owned 2,760,600 Shares, representing 7.39%
of the outstanding Shares, as of August 30, 2022; and (iv) as of September 1, 2022, beneficially owned
Shares in the amounts set forth below in this Schedule 13G.
Item 1(a) Name of issuer:
Clarus Corporation
Item 1(b) Address of issuer's principal executive offices:
2084 East 3900 South, Salt Lake City, UT 84124
2(a) Name of person filing:
This statement is filed by: (i) Caption Management, LLC (“Caption Management”) with respect to shares of common stock, par value $.0001 per share (“Shares”), of the Issuer held by certain investment funds and managed accounts it manages; (ii) Caption Partners II, LP (“Caption Partners II”)
with respect to Shares held by it; (iii) Caption GP, LLC (“Caption GP”) with respect to Shares beneficially owned by Caption Partners II; (iv) William Cooper (“Mr. Cooper”) with respect to Shares beneficially owned by Caption Management, Caption Partners II and Caption GP; and (v) Jason Strasser
(“Mr. Strasser”) with respect to Shares beneficially owned by Caption Management, Caption Partners II and Caption GP.

Caption Management, Caption Partners II, Caption GP, Mr. Cooper and Mr. Strasser have entered into a
Joint Filing Agreement, a copy of which is filed with this Schedule 13G as  Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly  in accordance with the provisions of Rule 13d-1(k) of the Act.
2(b) Address or principal business office or, if none, residence:
The address of the principal business office of (i) Caption Management, Caption Partners II,
Caption GP, Mr. Cooper and Mr. Strasser is 499 W Sheridan Ave., Suite 2250, Oklahoma City,
Oklahoma, 73102.
2(c) Citizenship:
Caption Management is a Delaware limited liability company. Caption Partners II is a
Delaware limited partnership. Caption GP is a Delaware limited liability company. Mr. Cooper and Mr. Strasser are each United States citizens.
2(d) Title of class of securities:
Common Stock, Par Value $.0001 Per Share
2(e) CUSIP Number:
18270P109

Item 3.  Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

The information required by Item 3 is set forth in Row 12 of the cover page hereto for each
Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 4. Ownership

As of the close of business on September 1, 2022:

1. Caption Management, LLC
(a) Amount beneficially owned: 1,300,100
(b) Percent of class: 3.48%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,300,100
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,300,100

1. Caption Partners II, LP
(a) Amount beneficially owned: 515,600
(b) Percent of class: 1.38%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 515,600
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 515,600

2. Caption GP, LLC
(a) Amount beneficially owned: 515,600
(b) Percent of class: 1.38%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 515,600
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 515,600

3. William Cooper
(a) Amount beneficially owned: 1,300,100
(b) Percent of class: 3.48%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,300,100
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,300,100

4. Jason Strasser
(a) Amount beneficially owned: 1,300,100
(b) Percent of class: 3.48%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,300,100
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,300,100

Caption Management, Caption GP, Mr. Cooper and Mr. Strasser own directly no Shares.

Pursuant to an investment management agreement, Caption Management maintains investment and voting power with respect to the securities held by certain investment funds and managed accounts it manages.
Caption Partners II is an investment fund. Caption GP is the general partner of Caption Partners II. Mr. Cooper and Mr. Strasser share control of Caption GP.

By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of
(i) Caption Management, Mr. Cooper, and Mr. Strasser may be deemed to beneficially own 1,300,100 Shares
(constituting approximately 3.48% of the Shares outstanding) and (ii) Caption Partners II and Caption GP may be deemed to beneficially own 515,600 Shares (constituting approximately 1.38% of the Shares outstanding). Each of Caption Management, Caption GP, Mr. Cooper and Mr. Strasser disclaims beneficial ownership of any of the securities covered by this statement.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [ x ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.

See Exhibit 99.2
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

Caption Management, Mr. Cooper and Mr. Strasser hereby certify as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Caption GP and Caption Partners II hereby certify as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under§ 240.14a-11.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2022

CAPTION MANAGEMENT, LLC
By: /s/ William Cooper
Name: William Cooper
Title: Managing Member

CAPTION PARTNERS II, LP
By: /s/ William Cooper
Name: William Cooper
Title: Managing Member

CAPTION GP, LLC
By: /s/ William Cooper
Name: William Cooper
Title: Managing Member

WILLIAM COOPER
/s/ William Cooper
JASON STRASSER
/s/ Jason Strasser